UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-17284

Check One:	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form NSAR

For the period ended: March 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form NSAR

For the transition period ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: AiXin Life International, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office:	Hongxing International Business Building 2, 14th FL,
No. 69 Qingyun South Ave. Jinjiang District,
Chengdu City, Sichuan Province, China

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-QSB, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reasons for Delay

AiXin Life International, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2024, due to a delay in completing the financial statements required to be included therein, and the review procedures related thereto, which delay could not be eliminated by the Company without unreasonable effort and expense. Although the Company will make all commercially reasonable efforts to file its Form 10-Q no later than the fifth calendar day following the prescribed due date, there is no assurance that it will be able to do so.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

(Name)	(Area Code)	(Telephone Number)
Quanzhong Lin	+86 313	6732526

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☒ No ☐

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Preliminary Financial Results for the Three Months ended March 31, 2024

The Company currently anticipates that its results of operations for the fiscal quarter ended March 31, 2024 (“2024 Quarter”) will contain certain significant changes from its results of operations for the fiscal quarter ended March 31, 2023 (“2023 Quarter”). More specifically, the Company anticipates that its 2024 Quarter revenues will be approximately $1,000,000, that is $250,000 greater than its 2023 Quarter revenues and an increase of approximately $200,000 from the revenue generated in the fourth quarter of 2023. Further, Company anticipates reporting a net loss for the 2024 Quarter of approximately $400,000, as compared to the reported net loss for the 2023 Quarter of approximately $529,000. The $400,000 net loss for the 2024 Quarter is also substantially below the $1.025 million net loss incurred in the fourth quarter of 2023.

The financial results set forth above are preliminary results based upon the internal financial statements prepared by the Company without the benefit of any review by its auditor and adjustments that might be suggested as a result of such review.

Forward-Looking Statements

Certain matters discussed in this Notification are ‘forward-looking statements’ intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. In particular, the Company’s statements regarding anticipated financial results, including results to be reported for the first quarter of 2024, trends in the marketplace, future revenues, earnings, cost cutting measures, potential future results and acquisitions, are examples of such forward-looking statements. The forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the inherent discrepancy in actual results from estimates, projections and forecasts made by management, regulatory delays, and other factors, including general economic conditions, not within the Company’s control. Other important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the Company’s ability to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission. The factors discussed herein and expressed from time to time in the Company’s filings with the Securities and Exchange Commission could cause actual results and developments to be materially different from those expressed in or implied by such statements. The forward-looking statements are made only as of the date of this notification and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

AiXin Life International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 16, 2024

AIXIN LIFE INTERNATIONAL, INC.

By:	/s/ Quanzhong Lin
Quanzhong Lin, Chief Executive Officer